The MainStay Funds
51 Madison Avenue
New York, NY 10010

December 17, 2010

VIA EDGAR

Filing Desk
Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 0-25
100 F Street, NE
Washington, DC 20549

Re:	The MainStay Funds File Nos. 33-02610 and 811-04550

Dear Sir or Madam:

Electronically transmitted via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), is Post-Effective Amendment No. 106 to the registration statement on Form N-1A of The MainStay Funds (the “Trust”) under the 1933 Act and Amendment No. 109 to the Trust’s registration statement on Form N-1A under the Investment Company Act of 1940, as amended (the “Amendment”).  This Amendment is being filed in order to make certain revisions to the MainStay Diversified Income Fund, an existing series of the Registrant, as described in the filing.

No fee is required in connection with this filing.  Please contact the undersigned at (973) 394-4436 if you have any questions regarding this filing.

Very truly yours,

/s/ Kevin M. Bopp

Kevin M. Bopp
Assistant Secretary